SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Rules of Procedure of the Remuneration and Appraisal Committee of the Board	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 18, 2012	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Sinopec Shanghai Petrochemical Company Limited

Rules of Procedure of the Remuneration and

Appraisal Committee of the Board

Considered and approved at the Sixth Meeting of the Fifth Session of the Board on 7 December 2005

First Amendment at the Fifth Meeting of the Seventh Session of the Board on 29 March 2012

Chapter 1: General Provisions

Article 1: In order to improve its corporate governance structure, Sinopec Shanghai Petrochemical Company Limited (the “Company”) has established the remuneration and appraisal committee (the “Remuneration Committee”) under the board of directors of the Company (the “Board”) and developed these Rules of Procedure pursuant to Company Law of the People’s Republic of China, Code of Corporate Governance for Listed Companies in China, Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, Articles of Association of Sinopec Shanghai Petrochemical Company Limited (the “Articles of Association”) and other relevant regulations.

Article 2: The Remuneration Committee shall be a special committee under the Board. It is primarily responsible for determining and reviewing the Company’s remuneration policy as well as the compensation and benefits for the directors and officers of the Company and setting appraisal standards for the directors and officers and conducting appraisals thereof.

Article 3: For the purpose hereof, “directors” shall be defined as the chairman, vice-chairman and directors who receive remuneration from the Company; and “officers” shall be defined as the general manager, deputy general manager, chief financial officer and secretary to the Board as well as other officers referred by the general manager to the Board for appointment.

Chapter 2: Composition

Article 4: The Remuneration Committee shall be composed of three directors, at least two of whom shall be independent non-executive directors.

Article 5: The members of the Remuneration Committee shall be elected by the Board.

Article 6: The Remuneration Committee shall have a chairperson, who shall be in charge of the work of the Remuneration Committee. The chairperson shall be an independent non-executive director of the Company, and nominated among the members by the chairman of the Board and elected by the Board.

Article 7: The term of office of the members of the Remuneration Committee shall correspond with the term of office of the Board. Upon expiration of the term of office, a member may serve another term of office upon reappointment. If a member no longer takes up the directorship of the Company during his term of office, he shall automatically be disqualified as a member and the Board shall appoint a replacement pursuant to the provisions hereof.

Article 8: An office shall be established under the Remuneration Committee and within the Human Resources Department of the Company. The head of the Human Resources Department shall concurrently serve as the office administrator and shall be primarily responsible for the day-to-day liaison work, the arrangement of meetings, the execution of the relevant resolutions made at such meetings, etc..

Article 9: No members of the Remuneration Committee may receive, directly or indirectly, any counseling fees, consultant fees or other rewards other than the remuneration from the Company.

Chapter 3: Duties and Powers

Article 10: The major duties and powers of the Remuneration Committee:

(1) to formulate a remuneration policy and an implementation scheme according to the main terms of reference, duties and significance of the management positions of the directors and officers, as well as on the basis of the pay levels for the relevant positions at other relevant companies;

(2) to carry out the remuneration policy and the implementation scheme, which primarily comprise performance appraisal standards and procedures, a main evaluation mechanism, award and penalty regimes and standards, etc.;

(3) to review and approve the remuneration proposals for the management with reference to the Company’s business goals and objectives set by the Board;

(4) to review the performance of duties by the directors and officers of the Company and to conduct annual performance appraisals thereof;

(5) to review and approve compensation payable to executive directors and officers of the Company for any loss or termination of office, or compensation arrangements in connection with the dismissal or removal of directors of the Company for misconduct to ensure that such compensation or compensation arrangements are consistent with contractual terms or are otherwise fair and not excessive;

(6) to ensure that no director or any of his directly interested parties thereof is involved in deciding his own remuneration; and

(7) to perform other duties and powers as assigned by the Board.

Article 11: The Remuneration Committee shall be accountable to the Board. The resolutions made by the Remuneration Committee shall be submitted to the Board for consideration; the remuneration packages for the directors of the Company proposed by the Remuneration Committee may be implemented only after the same are submitted to the Board for approval and submitted to a general meeting of shareholders for consideration and approval; and the remuneration packages for the officers of the Company proposed by the Remuneration Committee shall be submitted to the Board for approval.

Article 12: The Board shall have the right to veto any remuneration policy or package that jeopardizes the interests of the Company’s shareholders.

Chapter 4: Work Procedures

Article 13: The office of the Remuneration Committee shall be responsible for preliminary preparations for the Remuneration Committee’s discussions and providing the Remuneration Committee with information on areas that include (but are not limited to):

(1) the major financial indicators for and progress made against the operation objectives set by the Company;

(2) the division of scope of work and major duties of the directors and officers;

(3) the indicators achieved in connection with the performance appraisal policy for the directors and officers;

(4) estimates of the performance of the Company used as the basis of drafting the remuneration policy and distribution scheme; and

(5) other relevant information as deemed necessary by the Remuneration Committee.

Article 14: The Remuneration Committee shall conduct an appraisal of the directors and officers of the Company. The appraisal procedures are as follows:

(1) the directors and officers submit a written work activity report;

(2) the Remuneration Committee evaluates the performance of the directors and officers according to the performance appraisal standards and procedures; and

(3) the amount of compensation and the method of awarding for the directors and officers based on the results of performance appraisals and the remuneration policy are submitted to the Board for consideration after the same are approved by the Remuneration Committee through voting.

Chapter 5: Rules of Procedure

Article 15: The Remuneration Committee shall convene at least one meeting a year and may convene extraordinary meetings as required by giving notice to all its members ten days in advance. Meetings shall be chaired by the chairperson of the Remuneration Committee. If the chairperson is unable to attend a meeting, he may appoint another member (an independent non-executive director) to chair the meeting.

Article 16: The Remuneration Committee shall convene a meeting only when more than two-thirds of the members are present thereat; each member shall have one vote; any resolutions proposed at a meeting shall be passed by a majority of all members.

Article 17: Voting shall be made by a show of hands or by ballot at a meeting of the Remuneration Committee. The Remuneration Committee may accept a written motion in lieu of convening a meeting. A written motion that is passed by a majority of all members shall form an effective resolution.

Article 18: When an issue regarding a member of the Remuneration Committee is discussed at a meeting of the Remuneration Committee, the member concerned shall abstain from attending the meeting.

Article 19: The Remuneration Committee may invite the head of the Human Resources Department of the Company to attend a meeting as a non-voting attendee and may, if necessary, invite the directors, supervisors and other officers of the Company and relevant professionals to attend a meeting as non-voting attendees.

Article 20: If necessary, the Remuneration Committee may engage an expert or an intermediary to provide professional advice on its decision-making at the expense of the Company.

Article 21: The procedures for convening a meeting of the Remuneration Committee, the method of voting thereat and the resolutions passed thereat shall be in compliance with the relevant laws, regulations, Articles of Association and these Rules of Procedure.

Article 22: Meetings of the Remuneration Committee shall have their minutes on which the members present at such meetings shall sign their names. Meeting minutes and resolutions shall be maintained by the Office of the Secretary to the Board.

Article 23: Resolutions passed at a meeting of the Remuneration Committee and the voting results thereat shall be reported in writing to the Board.

Article 24: The members present at a meeting and the persons who attend the meeting as a non-voting attendees shall be obliged to maintain confidentiality towards the matters discussed thereat. No such members may disclose the relevant information without authorization.

Chapter 6: Supplementary Provisions

Article 25: These Rules of Procedure shall be effective from the date of adoption by the Board.

Article 26: Matters not covered hereunder shall be dealt with pursuant to the provisions of the relevant laws and regulations of the People’s Republic of China as well as the Articles of Association. In case of any conflict between these Rules of Procedure and the relevant laws or regulations to be promulgated by the People’s Republic of China in future or the Articles of Association to be amended by legal procedures, the relevant laws and regulations of the People’s Republic of China as well as the Articles of Association shall prevail, and amendments shall be made immediately to these Rules of Procedure and submitted to the Board for consideration and approval.

Article 27: The right to construe these Rules of Procedure shall reside in the Board.